Virtuoso Acquisition Corp.
180 Post Road East
Westport, CT 06880

VIA EDGAR

December 28, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Joanna Lam

Re:	Virtuoso Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted October 2, 2020

CIK No. 0001822888

Dear Ms. Lam:

Virtuoso Acquisition Corp. (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 28, 2020, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on October 2, 2020. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1

Summary Our Business Combination Process, page 7

1.	We note you disclose here and elsewhere that your officers and directors may become an officer or director of another special purpose acquisition company with a class of securities intended to be registered under the Exchange Act even before you have entered into a definitive agreement regarding your initial business combination. However, you disclose on page 101 that your officers have agreed not to become an officer of any other special purpose acquisition company with a class of securities intended to be registered under the Exchange Act which has publicly filed a registration statement until you have entered into a definitive agreement regarding your initial business combination or failed to complete your initial business combination. Please advise or revise.

Response: We have revised the disclosure on pages 6 and 103 in response to the Staff’s comment.

Mr. Lam

December 28, 2020

Summary Financial Data, page 26

2.	Please revise to include a separate “as-adjusted” column giving effect to the sale of units in this offering and the private placement warrants, along with explanatory notes as appropriate.

Response: We have revised the disclosure on page 27 in response to the Staff’s comment.

Risk Factors Our amended and restated certificate of incorporation will require, page 54

3.	We note you state that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please disclose here and on page 121 that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, complaint asserting a cause of action of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: We have revised the disclosure on pages 55 and 123 in response to the Staff’s comment.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Tamar Donikyan, at TDonikyan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jeffrey D. Warshaw
Jeffrey D. Warshaw
Chief Executive Officer
Virtuoso Acquisition Corp.

cc:	Tamar Donikyan, Esq.